Exhibit 99.1

NIO Inc. Reports Unaudited Fourth Quarter and Full Year 2018 Financial Results

Quarterly Total Revenues reached RMB3,435.6 million (US$499.7 million)(1)

Quarterly Deliveries of the ES8 reached 7,980 vehicles

Full Year Total Revenues reached RMB4,951.2 million (US$720.1 million)

Full Year Deliveries of the ES8 reached 11,348 vehicles (2)

SHANGHAI, China, March 5, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Operating Highlights for the Fourth Quarter and Full Year 2018

•	Production of the ES8 totaled 8,069 in the fourth quarter, compared with 4,206 vehicles produced in the third quarter. Production of the ES8 reached 12,775 for the full year 2018.
•	Deliveries of the ES8 reached 7,980 in the fourth quarter, compared with 3,268 vehicles delivered in the third quarter. Deliveries of the ES8 reached 11,348 for the full year 2018.

Key Operating Results
	2018			% Change
	Q4	Q3	Full Year	QoQ
Production
ES8	8,069	4,206	12,775	91.8%
Deliveries
ES8	7,980	3,268	11,348	144.2%

Financial Highlights for the Fourth Quarter of 2018

•	Total revenues were RMB3,435.6 million (US$499.7 million) in the fourth quarter of 2018, representing an increase of 133.8% from the third quarter of 2018.
•	Gross margin was positive 0.4%, compared with negative 7.9% in the third quarter of 2018.
•	Vehicle sales were RMB3,381.2 million (US$491.8 million) in the fourth quarter of 2018, representing an increase of 137.0% from the third quarter of 2018.
•	Vehicle margin(3) was positive 3.7%, compared with negative 4.3% in the third quarter of 2018.
•	Loss from operations was RMB3,446.9 million (US$501.3 million) in the fourth quarter of 2018, representing an increase of 22.7% from the third quarter of 2018 and a 106.4% increase from the same period of 2017. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP)(4) was RMB3,305.2 million (US$480.7 million) in the fourth quarter of 2018, representing an increase of 39.0% from the third quarter of 2018 and a 102.4% increase from the same period of 2017.

•	Net loss was RMB3,503.0 million (US$509.5 million) in the fourth quarter of 2018, representing an increase of 24.6% from the third quarter of 2018 and a 106.1% increase from the same period of 2017. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,361.3 million (US$488.9 million) in the fourth quarter of 2018, representing an increase of 41.3% from the third quarter of 2018 and a 102.1% increase from the same period of 2017.
•	Net loss attributable to NIO’s ordinary shareholders was RMB3,516.5 million (US$511.5 million) in the fourth quarter of 2018, representing a decrease of 64.0% from the third quarter of 2018 and an increase of 26.4% from the same period of 2017. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB3,342.9 million (US$486.2 million).
•	Basic and diluted net loss per American Depositary Share (ADS)(5) were both RMB3.37 (US$0.49) in the fourth quarter of 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB3.20 (US$0.47).
•	Cash and cash equivalents, restricted cash and short-term investment were RMB8,345.6 million (US$1,213.8 million) as of December 31, 2018.

(1) All translations from RMB to USD for the fourth quarter and the full year of 2018 were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board.

(2) NIO started deliveries of the ES8 on June 28, 2018.

(3) Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

(4) See "Unaudited Reconciliation of GAAP and Non-GAAP Results " included in the accompanying tables of this release for further details.

(5) Each ADS represents one ordinary share.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)	2018		2017	% Change
	Q4	Q3	Q4	QoQ	YoY
Total Revenues	3,435.6	1,469.6	-	133.8%	-
Gross Margin	0.4%	(7.9)%	-	105.0%	-
Vehicle Sales	3,381.2	1,426.9	-	137.0%	-
Vehicle Margin	3.7%	(4.3)%	-	185.6%	-
Loss from Operations	(3,446.9)	(2,809.9)	(1,670.1)	22.7%	106.4%
Adjusted Loss from Operations (non-GAAP)	(3,305.2)	(2,377.7)	(1,633.1)	39.0%	102.4%
Net Loss	(3,503.0)	(2,810.4)	(1,700.0)	24.6%	106.1%
Adjusted Net Loss (non-GAAP)	(3,361.3)	(2,378.2)	(1,662.9)	41.3%	102.1%
Net Loss Attributable to Ordinary Shareholders	(3,516.5)	(9,756.8)	(2,782.6)	(64.0)%	26.4%
Net Loss per Ordinary Share-Basic and Diluted	(3.37)	(42.59)	(119.73)	(92.1)%	(97.2)%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(3.20)	(10.35)	(71.47)	(69.1)%	(95.5)%

Financial Highlights for the Full Year 2018

•	Total revenues were RMB4,951.2 million (US$720.1 million) for the full year 2018.
•	Gross margin was negative 5.2% for the full year 2018.
•	Vehicle sales were RMB4,852.5 million (US$705.8 million) for the full year 2018, which accounted for 98.0% of total revenues in 2018.
•	Vehicle margin was negative 1.6% for the full year 2018.
•	Loss from operations was RMB9,595.6 million (US$1,395.6 million) for the full year 2018, representing an increase of 93.7% from the previous year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB8,916.1 million (US$1,296.8 million) in 2018, representing an increase of 83.3% from the previous year.
•	Net loss was RMB9,639.0 million (US$1,401.9 million) for the full year 2018, representing an increase of 92.0% from the previous year. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB8,959.5 million (US$1,303.1 million) for the full year 2018, representing an increase of 81.7% from the previous year.
•	Net loss attributable to NIO’s ordinary shareholders was RMB23,327.9 million (US$3,392.9 million) for the full year 2018, representing an increase of 208.5% from the previous year. Excluding share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB8,917.8 million (US$1,297.0 million).
•	Basic and diluted net loss per ADS were both RMB70.23 (US$10.21) for the full year 2018. Excluding share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB26.85 (US$3.90).

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)	2018	2017	% Change

Total Revenues	4,951.2	-	-
Gross Margin	(5.2)%	-	-
Vehicle Sales	4,852.5	-	-
Vehicle Margin	(1.6)%	-	-
Loss from Operations	(9,595.6)	(4,953.6)	93.7%
Adjusted Loss from Operations (non-GAAP)	(8,916.1)	(4,863.3)	83.3%
Net Loss	(9,639.0)	(5,021.2)	92.0%
Adjusted Net Loss (non-GAAP)	(8,959.5)	(4,930.9)	81.7%
Net Loss Attributable to Ordinary Shareholders	(23,327.9)	(7,561.7)	208.5%
Net Loss per Ordinary Share-Basic and Diluted	(70.23)	(346.84)	(79.8)%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(26.85)	(224.50)	(88.0)%

Recent Developments

Deliveries in January and February 2019

•	Deliveries of the ES8 in January and February 2019 were 1,805 and 811 vehicles respectively, which reflect a greater than anticipated slowdown in monthly deliveries compared to December 2018. The sequential slowdown in vehicle deliveries in January and February was mainly caused by accelerated deliveries made at the end of last year in anticipation of EV subsidy reductions in China in 2019, the seasonal slowdowns surrounding the January 1st and Chinese New Year holidays, as well as the current slowdown of macro-economic conditions in China, particularly in the automotive sector.

Shanghai Manufacturing Plant

•	In 2017, NIO signed framework agreements and memorandums with the government and related entities in Jia Ding, Shanghai, to build a manufacturing plant for NIO. Recently, the Company has agreed in principle with these contractual counterparties to terminate the plan for this manufacturing plant, pending signing of definitive termination agreement.

•	This new initiative allows NIO to focus on the joint manufacturing model in the long term. The Company believes that the existing NIO/JAC plant in Hefei will give it capacity and flexibility to support its market penetration and growth plans for the next two to three years.

Convertible Senior Notes due 2024

•	On February 4, 2019, NIO issued $650,000,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2024 (the “2024 Notes”). The initial purchasers of the 2024 Notes were granted an option to purchase, exercisable within a 30-day period, up to an additional $100 million principal amount of the 2024 Notes. The initial purchasers of the 2024 Notes have exercised the option in full by purchasing $51,773,000 aggregate principal amount of the 2024 Notes on February 15, 2019 and $48,227,000 aggregate principal amount of the 2024 Notes on February 28, 2019.

•	On January 30, 2019, in connection with the pricing of the 2024 Notes, NIO entered into capped call transactions. On February 15, 2019 and February 26, 2019, NIO entered into additional capped call transactions. NIO used a portion of the net proceeds of the 2024 Notes to pay the cost of such transactions. The cap price of these capped call transactions is initially US$14.92 per ADS and is subject to adjustment under the terms of the capped call transactions.

•	On January 30, 2019, in connection with the pricing of the 2024 Notes, NIO also entered into privately negotiated zero-strike call option transactions and used a portion of the net proceeds of the 2024 Notes to pay the aggregate premium under such transactions. Pursuant to the zero-strike call option transactions, NIO purchased in the aggregate approximately 26.8 million ADSs.

CEO and CFO Comments

“2018 was a year of important milestones for NIO, and we are pleased to have achieved many goals that we established for the year,” said William Li, founder, chairman and chief executive officer of NIO. “During the year, we began deliveries of the ES8, a 7-seater high-performance premium electric SUV, in June and delivered 11,348 ES8s to users in 2018; we successfully completed our initial public offering on the NYSE in September; and we launched our second production model, the ES6, a 5-seater high-performance premium electric SUV, in December.”

“In the fourth quarter of 2018, with 7,980 vehicles delivered to our users, the ES8 became the best-selling 7-seater SUV model in the premium sector with a MSRP over RMB400,000. As the number of NIO vehicles on the road across the country continues to grow, top-quality service is a competitive distinction and is core to our strategy of delivering a holistic experience that exceeds expectations. We are proud of our dedicated NIO Power and NIO Service teams for their hard work and seamless 24/7 support to users during the past year, especially during the Chinese New Year season, the busiest travel period of the year.” Mr. Li continued, “Looking to the year ahead, we believe that our user community will continue to grow, and we are excited that we are about to begin deliveries of the ES6 and the 6-seater ES8 variant as we remain focused on continued market penetration through enhanced products and services.”

“We exceeded our production and delivery targets in 2018, which allowed us to beat the revenue targets we set for the year,” added Louis T. Hsieh, NIO’s chief financial officer. “We are pleased to have received continuous support from the financial markets and strengthened our balance sheet, which allows us to expand our sales, service and charging networks and to prepare for production and delivery of our ES6. That said, we expect a greater than anticipated sequential decrease in deliveries in the first quarter 2019, partially due to accelerated deliveries made at the end of last year in anticipation of EV subsidy reductions in China in 2019, as well as the seasonal slowdowns surrounding the January 1st and Chinese New Year holidays. We also expect deliveries in the second quarter 2019 to reflect continued weakness as we await the results of the 2019 EV subsidy policy in China and improvement in the macro-economic conditions. On the positive side, we have witnessed strong interest in the ES6 from consumers and media, and particularly from referrals of existing ES8 owners. We expect our ES6 order backlog to increase as ES6 show cars are delivered to our NIO Houses in May so potential buyers can actually see, touch, test drive and experience the ES6’s exceptional driving performance and comfort.”

Financial Results for the Fourth Quarter and Full Year 2018

Revenues

•	Total revenues in the fourth quarter of 2018 were RMB3,435.6 million (US$499.7 million), representing an increase of 133.8% from the third quarter of 2018.

•	Total revenues for the full year 2018 were RMB4,951.2 million (US$720.1 million).

•	Vehicle sales in the fourth quarter of 2018 were RMB3,381.2 million (US$491.8 million), representing an increase of 137.0% from the third quarter of 2018. The increase in vehicle sales over the third quarter of 2018 was attributed to accelerated deliveries of the ES8 in the fourth quarter.

•	Vehicle sales for the full year 2018 were RMB4,852.5 million (US$705.8 million), which accounted for 98.0% of total revenues in 2018.

•	Other sales in the fourth quarter of 2018 were RMB54.4 million (US$7.9 million), representing an increase of 27.5% from the third quarter of 2018. The increase in other sales over the third quarter of 2018 was mainly attributed to increased revenues recognized from the home chargers installed and services provided in the fourth quarter.

•	Other sales for the full year 2018 were RMB98.7 million (US$14.4 million), which accounted for 2.0% of total revenues in 2018.

Cost of Sales and Gross Margin

•	Cost of sales in the fourth quarter of 2018 was RMB3,422.0 million (US$497.7 million), representing an increase of 115.8% from the third quarter of 2018. The increase in cost of sales over the third quarter of 2018 was mainly driven by the increase of delivery volume of the ES8 in the quarter.

•	Cost of sales for the full year 2018 was RMB5,207.0 million (US757.3 million).

•	Gross margin in the fourth quarter of 2018 was positive 0.4%, compared with negative 7.9% in the third quarter of 2018, mainly driven by the increase of vehicle margin in the quarter.

•	Vehicle margin in the fourth quarter of 2018 was positive 3.7%, compared with negative 4.3% in the third quarter of 2018. The increase of vehicle margin was mainly driven by the increase of production and delivery volume of the ES8 in the quarter.

•	Gross margin for the full year 2018 was negative 5.2%.

•	Vehicle margin for the full year 2018 was negative 1.6%.

Operating Expenses

•	Research and development expenses in the fourth quarter of 2018 were RMB1,515.2 million (US$220.4 million), representing an increase of 83.8% from the fourth quarter of 2017 and an increase of 48.0% from the third quarter of 2018. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB1,494.6 million (US$217.4 million), representing an increase of 83.1% from the fourth quarter of 2017 and an increase of 57.8% from the third quarter of 2018. The increase in research and development expenses over the third quarter of 2018 was primarily attributed to an increased number of personnel and the increase in design and professional expenses related to research and development activities of the ES6, a 5-seater high-performance premium electric SUV launched in December 2018.

•	Research and development expenses for the full year 2018 were RMB3,997.9 million (US$581.5 million), representing an increase of 53.6% from the previous year. Excluding share-based compensation charges, non-GAAP research and development expenses were RMB3,888.8 million (US$565.6 million).

•	Selling, general and administrative expenses in the fourth quarter of 2018 were RMB1,945.4 million (US$282.9 million), representing an increase of 130.0% from the fourth quarter of 2017 and an increase of 16.5% from the third quarter of 2018. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB1,825.5 million (US$265.5 million), representing an increase of 123.5% from the fourth quarter of 2017 and an increase of 38.1% from the third quarter of 2018. The increase in selling, general and administrative expenses over the third quarter of 2018 was primarily attributed to 1) increased marketing and promotional activities; 2) increased expenditure on rental and other expenses related to the sales network expansion; and 3) increased number of selling, general and administrative employees.

•	Selling, general and administrative expenses for the full year 2018 were RMB5,341.8 million (US$776.9 million), representing an increase of 127.2% from the previous year. Excluding share-based compensation charges, non-GAAP selling, general and administrative expenses were RMB4,780.7 million (US$695.3 million).

Loss from Operations

•	Loss from operations in the fourth quarter of 2018 was RMB3,446.9 million (US$501.3 million), representing an increase of 106.4% from the fourth quarter of 2017 and an increase of 22.7% from the third quarter of 2018. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB3,305.2 million (US$480.7 million) in the fourth quarter, representing an increase of 102.4% from the fourth quarter of 2017 and an increase of 39.0% from the third quarter of 2018.

•	Loss from operations for the full year 2018 was RMB9,595.6 million (US$1,395.6 million), compared to loss from operations of RMB4,953.6 million in 2017. Excluding share-based compensation charges, non-GAAP adjusted loss from operations was RMB8,916.1 million (US$1,296.8 million).

Share-based Compensation Expenses

•	Share-based compensation expenses in the fourth quarter of 2018 were RMB141.7 million (US$20.6 million), representing an increase of 282.6% from the fourth quarter of 2017 and a decrease of 67.2% from the third quarter of 2018. The increase in share-based compensation expenses over the fourth quarter of 2017 was primarily attributed to increased options granted to employees in 2018. The decrease in share-based compensation expenses over the third quarter of 2018 was primarily attributed to the higher cumulative share-based compensation expenses recognized in the third quarter which was related to the satisfaction of stock options granted pre-IPO to certain employees with a performance condition of an IPO.

•	Share-based compensation expenses for the full year 2018 were RMB679.5 million (US$98.8 million).

Net Loss and Earnings Per Share

•	Net loss was RMB3,503.0 million (US$509.5 million) in the fourth quarter of 2018, representing an increase of 106.1% from the fourth quarter of 2017 and an increase of 24.6% from the third quarter of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,361.3 million (US$488.9 million) in the fourth quarter of 2018, representing an increase of 102.1% from the fourth quarter of 2017 and an increase of 41.3% from the third quarter of 2018.

•	Net loss for the full year 2018 was RMB9,639.0 million (US$1,401.9 million), compared with net loss of RMB5,021.2 million in 2017. Excluding share-based compensation charges, adjusted net loss (non-GAAP) was RMB8,959.5 million (US$1,303.1 million).

•	Net loss attributable to NIO’s ordinary shareholders in the fourth quarter of 2018 was RMB3,516.5 million (US$511.5 million), representing an increase of 26.4% from the fourth quarter of 2017 and a decrease of 64.0% from the third quarter of 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB3,342.9 million (US$486.2 million).

•	Net loss attributable to NIO’s ordinary shareholders for the full year 2018 was RMB23,327.9 million (US$3,392.9 million), compared to net loss attributable to NIO’s ordinary shareholders of RMB7,561.7 million in 2017. Accretion on convertible redeemable preferred shares and accretion on redeemable non-controlling interests to redemption value were RMB13,667.3 million (US$1,987.8 million) and RMB63.3 million (US$9.2 million). Accretion on convertible redeemable preferred shares will no longer recur after the convertible redeemable preferred shares converted to ordinary shares after the initial public offering of the Company on September 12, 2018. Excluding share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB8,917.8 million (US$1,297.0 million) in 2018.

•	Basic and diluted net loss per ADS in the fourth quarter were both RMB3.37 (US$0.49). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB3.20 (US$0.47).

•	Basic and diluted net loss per ADS for the full year 2018 were both RMB70.23 (US$10.21). Excluding share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB26.85 (US$3.90) in 2018.

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB8,345.6 million (US$1,213.8 million) as of December 31, 2018.

Business Outlook

For the first quarter of 2019, the Company expects:

•	Deliveries of the ES8 to be between 3,500 and 3,800 vehicles, representing a decrease of approximately 56.1% to 52.4% from the fourth quarter of 2018.

•	Total revenues to be between RMB1,390.9 million (US$202.3 million) and RMB1,515.7 million (US$220.5 million), representing a decrease of approximately 59.5% to 55.9% from the fourth quarter of 2018.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 7:00 p.m. Eastern Time on Tuesday, March 5, 2019 (8:00 a.m. Beijing Time on March 6, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing in:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Conference ID:	6083209

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.nio.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until March 12, 2018 08:59 a.m. ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Conference ID:	6083209

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China from June 2018 and officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to our customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in our vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with our operations; its ability to build our NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP loss from operations, non-GAAP operating margin, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic and diluted net loss per share and non-GAAP basic and diluted net loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com

Contacts:

NIO Inc.

Jade Wei

Tel: +86-21-6908-3681

Email: ir@nio.com

Heather Diwu

Tel: +86-10-5687-4108

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com

Source: NIO

NIO INC.

Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for per share data)

	As of December 31,
	2017	2018	2018
	(audited)	(unaudited)	(unaudited)
			(USD)
ASSETS
Current assets:
Cash and cash equivalents	7,505,954	3,133,847	455,799
Restricted cash	10,606	57,012	8,292
Short-term investment	-	5,154,703	749,720
Trade receivable	-	756,508	110,030
Amounts due from related parties	29,556	88,066	12,809
Inventories	89,464	1,465,239	213,110
Prepayments and other current assets	674,425	1,514,257	220,240
Total current assets	8,310,005	12,169,632	1,770,000

Non-current assets:
Long-term restricted cash	14,293	33,528	4,876
Property, plant and equipment, net	1,911,013	4,853,157	705,862
Intangible assets, net	4,457	3,470	505
Land use rights, net	-	213,662	31,076
Long-term investments	47,125	148,303	21,570
Amounts due from related parties	50,000	7,970	1,159
Other non-current assets	131,141	1,412,830	205,488
Total non-current assets	2,158,029	6,672,920	970,536
Total assets	10,468,034	18,842,552	2,740,536

LIABILITIES
Current liabilities:
Short-term borrowings	28,787	1,870,000	271,980
Trade payable	234,011	2,869,953	417,417
Amounts due to related parties	40,069	219,583	31,937
Taxes payable	30,055	51,317	7,464
Current portion of long-term borrowings	-	198,852	28,922
Accruals and other liabilities	1,285,592	3,383,681	492,136
Total current liabilities	1,618,514	8,593,386	1,249,856
Non-current liabilities:
Long-term borrowings	642,401	1,168,012	169,880
Other non-current liabilities	141,113	930,812	135,382
Total non-current liabilities	783,514	2,098,824	305,262
Total liabilities	2,402,028	10,692,210	1,555,118

NIO INC.

Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	(audited)	(unaudited)	(unaudited)
			(USD)
MEZZANINE EQUITY
Convertible redeemable preferred shares	19,657,786	-	-
Redeemable non-controlling interests	-	1,329,197	193,324
Total mezzanine equity	19,657,786	1,329,197	193,324

SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares	60	1,809	263
Treasury shares	(9,186)	(9,186)	(1,336)
Additional paid in capital	131,907	41,918,936	6,096,856
Accumulated other comprehensive loss	(13,922)	(34,708)	(5,048)
Accumulated deficit	(11,711,948)	(35,039,810)	(5,096,329)
Total NIO Inc. shareholders’ (deficit)/equity	(11,603,089)	6,837,041	994,406
Non-controlling interests	11,309	(15,896)	(2,312)
Total shareholders’ (deficit)/equity	(11,591,780)	6,821,145	992,094
Total liabilities, mezzanine equity and shareholders’ equity	10,468,034	18,842,552	2,740,536

Note: All translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board.

NIO INC.

Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(USD)
Revenues:
Vehicle sales	-	1,426,879	3,381,192	491,774
Other sales	-	42,694	54,415	7,914
Total revenues	-	1,469,573	3,435,607	499,688
Cost of sales:
Vehicle sales	-	(1,488,538)	(3,256,066)	(473,575)
Other sales	-	(97,353)	(165,911)	(24,131)
Total cost of sales	-	(1,585,891)	(3,421,977)	(497,706)
Gross (loss)/profit	-	(116,318)	13,630	1,982
Operating expenses:
Research and development	(824,427)	(1,023,435)	(1,515,163)	(220,371)
Selling, general and administrative	(845,696)	(1,670,100)	(1,945,393)	(282,946)
Total operating expenses	(1,670,123)	(2,693,535)	(3,460,556)	(503,317)
Loss from operations	(1,670,123)	(2,809,853)	(3,446,926)	(501,335)

Interest income	9,438	21,820	61,999	9,017
Interest expenses	(3,099)	(27,582)	(76,419)	(11,115)
Share of (losses)/income of equity investee	(489)	(4,035)	1,671	243
Other (loss)/income, net	(33,379)	10,588	(27,037)	(3,932)
Loss before income tax expense	(1,697,652)	(2,809,062)	(3,486,712)	(507,122)
Income tax expense	(2,325)	(1,374)	(16,302)	(2,371)
Net loss	(1,699,977)	(2,810,436)	(3,503,014)	(509,493)
Accretion on convertible redeemable preferred shares to redemption value	(1,084,702)	(6,923,008)	-	-
Accretion on redeemable non-controlling interests to redemption value	-	(31,399)	(31,898)	(4,639)
Net loss attributable to non-controlling interests	2,067	8,000	18,427	2,680
Net loss attributable to ordinary shareholders of NIO Inc.	(2,782,612)	(9,756,843)	(3,516,485)	(511,452)
Net loss	(1,699,977)	(2,810,436)	(3,503,014)	(509,493)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(26,199)	95,189	37,180	5,408
Total other comprehensive (loss)/income	(26,199)	95,189	37,180	5,408
Total comprehensive loss	(1,726,176)	(2,715,247)	(3,465,834)	(504,085)

Accretion on convertible redeemable preferred shares to redemption value	(1,084,702)	(6,923,008)	-	-
Accretion on redeemable non-controlling interests to redemption value	-	(31,399)	(31,898)	(4,639)
Net loss attributable to non-controlling interests	2,067	8,000	18,427	2,680
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(2,808,811)	(9,661,654)	(3,479,305)	(506,044)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	23,240,274	229,083,029	1,044,777,745	1,044,777,745
Net loss per share attributable to ordinary shareholders
Basic and diluted	(119.73)	(42.59)	(3.37)	(0.49)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	-	229,083,029	1,044,777,745	1,044,777,745
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	-	(42.59)	(3.37)	(0.49)

Note: All translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board.

NIO INC.

Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2018
	(audited)	(unaudited)	(unaudited)
			(USD)
Revenues:
Vehicle sales	-	4,852,470	705,762
Other sales	-	98,701	14,355
Total revenues	-	4,951,171	720,117
Cost of sales:
Vehicle sales	-	(4,930,135)	(717,058)
Other sales	-	(276,912)	(40,275)
Total cost of sales	-	(5,207,047)	(757,333)
Gross loss	-	(255,876)	(37,216)
Operating expenses:
Research and development	(2,602,889)	(3,997,942)	(581,477)
Selling, general and administrative	(2,350,707)	(5,341,790)	(776,931)
Total operating expenses	(4,953,596)	(9,339,732)	(1,358,408)
Loss from operations	(4,953,596)	(9,595,608)	(1,395,624)

Interest income	18,970	133,384	19,400
Interest expenses	(18,084)	(123,643)	(17,983)
Share of losses of equity investee	(5,375)	(9,722)	(1,414)
Investment income	3,498	-	-
Other loss, net	(58,681)	(21,346)	(3,105)
Loss before income tax expense	(5,013,268)	(9,616,935)	(1,398,726)
Income tax expense	(7,906)	(22,044)	(3,206)
Net loss	(5,021,174)	(9,638,979)	(1,401,932)
Accretion on convertible redeemable preferred shares to redemption value	(2,576,935)	(13,667,291)	(1,987,825)
Accretion on redeemable non-controlling interests to redemption value	-	(63,297)	(9,206)
Net loss attributable to non-controlling interests	36,440	41,705	6,066
Net loss attributable to ordinary shareholders of NIO Inc.	(7,561,669)	(23,327,862)	(3,392,897)
Net loss	(5,021,174)	(9,638,979)	(1,401,932)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(124,374)	(20,786)	(3,023)
Total other comprehensive loss	(124,374)	(20,786)	(3,023)
Total comprehensive loss	(5,145,548)	(9,659,765)	(1,404,955)

Accretion on convertible redeemable preferred shares to redemption value	(2,576,935)	(13,667,291)	(1,987,825)
Accretion on redeemable non-controlling interests to redemption value	-	(63,297)	(9,206)
Net loss attributable to non-controlling interests	36,440	41,705	6,066
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(7,686,043)	(23,348,648)	(3,395,920)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	21,801,525	332,153,211	332,153,211
Net loss per share attributable to ordinary shareholders
Basic and diluted	(346.84)	(70.23)	(10.21)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	-	332,153,211	332,153,211
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	-	(70.23)	(10.21)

Note: All translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board.

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for per share data)

	Three Months Ended December 31, 2018
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,421,977)	-99.6%	1,269	0.0%	(3,420,708)	-99.6%
Research and development expenses	(1,515,163)	-44.1%	20,557	0.6%	(1,494,606)	-43.5%
Selling, general and administrative expenses	(1,945,393)	-56.6%	119,884	3.5%	(1,825,509)	-53.1%
Total	(6,882,533)	-200.3%	141,710	4.1%	(6,740,823)	-196.2%

Loss from operations	(3,446,926)	-100.3%	141,710	4.1%	(3,305,216)	-96.2%

Net loss	(3,503,014)	-102.0%	141,710	4.1%	(3,361,304)	-97.8%

Accretion on redeemable non-controlling interests to redemption value	(31,898)	-0.9%	31,898	0.9%	-	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(3,516,485)	-102.4%	173,608	5.1%	(3,342,877)	-97.3%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.37)		0.17		(3.20)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.37)		0.17		(3.20)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.49)		0.02		(0.47)

	Three Months Ended September 30, 2018
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(1,585,891)	-107.9%	8,020	0.5%	(1,577,871)	-107.4%
Research and development expenses	(1,023,435)	-69.6%	76,148	5.2%	(947,287)	-64.5%
Selling, general and administrative expenses	(1,670,100)	-113.6%	348,025	23.7%	(1,322,075)	-90.0%
Total	(4,279,426)	-291.2%	432,193	29.4%	(3,847,233)	-261.8%

Loss from operations	(2,809,853)	-191.2%	432,193	29.4%	(2,377,660)	-161.8%

Net loss	(2,810,436)	-191.2%	432,193	29.4%	(2,378,243)	-161.8%

Accretion on convertible redeemable preferred shares to redemption value	(6,923,008)	-471.1%	6,923,008	471.1%	-	0.0%
Accretion on redeemable non-controlling interests to redemption value	(31,399)	-2.1%	31,399	2.1%	-	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(9,756,843)	-663.9%	7,386,600	502.6%	(2,370,243)	-161.3%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(42.59)		32.24		(10.35)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(42.59)		32.24		(10.35)

	Three Months Ended December 31, 2017
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues

Share-based compensation included in operating expenses is as follows:
Research and development expenses	(824,427)	-	8,235	-	(816,192)	-
Selling, general and administrative expenses	(845,696)	-	28,800	-	(816,896)	-
Total	(1,670,123)	-	37,035	-	(1,633,088)	-

Loss from operations	(1,670,123)	-	37,035	-	(1,633,088)	-

Net loss	(1,699,977)	-	37,035	-	(1,662,942)	-

Accretion on convertible redeemable preferred shares to redemption value	(1,084,702)	-	1,084,702	-	-	-

Net loss attributable to ordinary shareholders of NIO Inc.	(2,782,612)	-	1,121,737	-	(1,660,875)	-
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(119.73)		48.27		(71.47)

Note: All translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board.

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for per share data)

	Year Ended December 31, 2018
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(5,207,047)	-105.2%	9,289	0.2%	(5,197,758)	-105.0%
Research and development expenses	(3,997,942)	-80.7%	109,124	2.2%	(3,888,818)	-78.5%
Selling, general and administrative expenses	(5,341,790)	-107.9%	561,055	11.3%	(4,780,735)	-96.6%
Total	(14,546,779)	-293.8%	679,468	13.7%	(13,867,311)	-280.1%

Loss from operations	(9,595,608)	-193.8%	679,468	13.7%	(8,916,140)	-180.1%

Net loss	(9,638,979)	-194.7%	679,468	13.7%	(8,959,511)	-181.0%

Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	-276.0%	13,667,291	276.0%	-	0.0%
Accretion on redeemable non-controlling interests to redemption value	(63,297)	-1.3%	63,297	1.3%	-	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(23,327,862)	-471.2%	14,410,056	291.0%	(8,917,806)	-180.1%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(70.23)		43.38		(26.85)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(70.23)		43.38		(26.85)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(10.21)		6.31		(3.90)

	Year Ended December 31, 2017
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues

Share-based compensation included in operating expenses is as follows:
Research and development expenses	(2,602,889)	-	23,210	-	(2,579,679)	-
Selling, general and administrative expenses	(2,350,707)	-	67,086	-	(2,283,621)	-
Total	(4,953,596)	-	90,296	-	(4,863,300)	-

Loss from operations	(4,953,596)	-	90,296	-	(4,863,300)	-

Net loss	(5,021,174)		90,296		(4,930,878)

Accretion on convertible redeemable preferred shares to redemption value	(2,576,935)	-	2,576,935	-	-	-

Net loss attributable to ordinary shareholders of NIO Inc.	(7,561,669)	-	2,667,231	-	(4,894,438)	-
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(346.84)		122.34		(224.50)

Note: All translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board.